UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Reverse Split of Common Shares

On November 8, 2022, Versus Systems Inc. announced that it will effect a 1-for-15 reverse split of its common shares, to be effective on November 9, 2022. A press release announcing the reverse split is furnished (and not filed) as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Press release of Versus Systems Inc., dated November 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

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